Exhibit 99.2

Ad-hoc announcement according to Art. 17 (1) MAR October 16, 2018

Media Contact

Matthias Link

T +49 6172 609-2872

matthias.link@fresenius.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609-2601

dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

Fresenius Medical Care adjusts targets for fiscal year 2018

Fresenius Medical Care, the world’s largest provider of dialysis products and services, has decided to adjust its targets for fiscal year 2018 as the business development in the third quarter 2018 was below the company’s expectations.

•                  Revenue growth target on a comparable basis for fiscal year 2018 is adjusted to 2 to 3 percent (previously: 5 to 7 percent) at constant currency due to a weaker than expected growth in the Health Care Services business in North America and the difficult economic environment in certain emerging countries.

•                  Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA on a comparable basis is expected to increase by 11 to 12 percent (previously: 13 to 15 percent) at constant currency. On an adjusted basis, net income is expected to increase by 2 to 3 percent (previously: 7 to 9 percent) at constant currency.

The company’s 2018 targets exclude the effects of the planned acquisition of NxStage Medical, Inc. and the gain (loss) related to divestitures of Care Coordination activities and do also not include the contributions to the opposition to the ballot initiatives in the U.S.

Definitions and explanations regarding the Alternative Performance Measures can be found in our Second Quarter Interim Report on IFRS, p. 16 et seqq. and 44 et seqq., available at: https://www.freseniusmedicalcare.com/fileadmin/data/com/pdf/investors/News_Publications/Financial_Report/2018/QB_Q2_2018_ IFRS_EN.pdf

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,815 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 325,188 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the company provides related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.